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                               November 7, 2023

       Joseph Alkire
       Chief Financial Officer
       Kontoor Brands, Inc.
       400 N. Elm Street
       Greensboro , North Carolina 27401

                                                        Re: Kontoor Brands,
Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Form 8-K furnished
November 2, 2023
                                                            File No. 1-38854

       Dear Joseph Alkire:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Macroeconomic Environment and Other Recent Developments, page 25

   1. We note your disclosure that "macroeconomic conditions, including inflation" is a current trend impacting your
business. We note, for example, your disclosure that gross margins have been impacted by
'increased product and ocean freight costs due to inflationary pressures.' In future
filings, please expand your disclosures to identify the principal factors contributing to the
inflationary pressures the company has experienced and clarify the resulting impact to the
company, if material. Please also identify actions planned or taken, if any, to mitigate
inflationary pressures.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       2022 Compared to 2021, page 27

   2. We note that inyour discussion of your results of operations, starting on page 27, you qualitatively describe
multiple factors that impacted the income statement line items in each respective
reporting period. For example, your discussion of the year over year
 Joseph Alkire
Kontoor Brands, Inc.
November 7, 2023
Page 2
         drivers of gross margin was "primarily driven by increased product and ocean freight costs due to inflationary pressures, as well as higher provisions for inventory losses. These decreases were partially offset by benefits from strategic pricing." In future filings, please revise to further describe material changes to a line item in both quantitative and qualitative terms for each disclosed component, including the impact of offsetting factors.
         Refer to Item 303(b) of Regulation S-K.
Form 8-K furnished November 2, 2023

2023 Outlook, page 4

3. We note that in the bullet points at the top of the earnings release, as well as in the 2023
         Outlook section on page 4, you disclose several adjusted GAAP measures. Please revise future filings to reconcile any forward-looking non-GAAP measures to the most comparable GAAP measure, or alternatively, disclose that the reconciliation cannot be provided without unreasonable efforts as set forth in Item 10(e)(1)(i)(B) of Regulation S-
         K. Also see guidance in Question 102.10(b) of the SEC Staff   s
Compliance & Disclosure
         Interpretations on Non-GAAP Financial Measures.
Summary of Select GAAP and Non-GAAP Measures, page 15

4. We note that you present a column titled "GAAP" for the three months ended September
         30, 2023 and 2022 and a column titled    Adjusted    for the three
months ended September
         30, 2022. We also note that measures for EBIT and EBITDA are included under the
         GAAP columns. Please note that both EBIT and EBITDA are considered Non-GAAP financial measures and should not be included in a column that is labeled as
            GAAP.    Please revise future filings accordingly.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameJoseph Alkire                                 Sincerely,
Comapany NameKontoor Brands, Inc.
                                                                Division of
Corporation Finance
November 7, 2023 Page 2                                         Office of
Manufacturing
FirstName LastName